October 19, 2011	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER EXTENDS STRIKE LENGTH OF SILVER-GOLD VEINS
AT SAN IGNACIO PROPERTY, GUANAJUATO

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; the “Company”) is pleased to provide an update on a further 14 holes from the diamond drilling program at the Company’s wholly-owned San Ignacio property in Guanajuato, Mexico. Drill-holes ESI11-025 to ESI11-038, inclusive were drilled from section 650N to section 450N and extend the strike length of the mineralized zones by approximately 50%, or 150 metres, farther south of the initial (see news release October 11, 2011), inferred mineral resource estimate comprising 611,000 tonnes grading 127 g/t silver and 2.05 g/t gold (4,494,000 Silver Equivalent Ounces). The mineralized zones are still open along strike to the north and south (see underground chip sampling results in news release September 29, 2011).

The three most significant mineralized zones tested by the above drilling were the Intermediate, Nombre de Dios, and an undefined structure between the Intermediate and Nombre de Dios zones. Highlights (see table below) of the Intermediate zone drilling include 213g/t silver and 1.81g/t gold over 5.20 metres in ESI11-026 (section 550N), 119g/t silver and 2.61g/t gold over 10.65 metres in ESI11-031 (section 450N), and 171g/t silver and 3.15g/t gold over 4.50 metres in ESI11-036 (section 500N). Highlights of the Nombre de Dios zone drilling include 139g/t silver and 9.37g/t gold over 0.89 metres in ESI11-025 (section 650N), 99g/t silver and 3.90g/t gold over 1.08 metres in ESI11-029 (section 550N), and 17g/t silver and 5.58g/t gold over 0.50 metres in ESI11-034 (section 450N). The undefined zone has been intersected along 100 metres of strike with highlights of 1,110g/t silver and 16.90g/t gold over 0.55 metres in ESI11-028 (section 550N), 476g/t silver and 5.28g/t gold over a true width of 5.55 metres in ESI11-032 (section 450N), and 90g/t silver and 2.79g/t gold over 0.50 metres in ESI11-035 (section 500N).

Drilling was initially completed on 100 metre spaced sections (ESI11-025 to ESI11-034) working from 650N to 450N. Holes ESI11-035 to 038 are the first in-fill drill holes at 50 metre spacing, completed on section 500N. New drill-hole sections for 450N, 500N, 550N are posted on the Company website at www.greatpanther.com and section 650N has been duly modified.

Characteristics of the Intermediate zone structure are a near vertical dipping, well banded silica vein with silica brecciated and stockworked flanks, and having highly variable thickness from less than one to nine metres. The Nombre de Dios zone is a distinctly banded silica vein dipping approximately 65 degrees to the west and varying in width from 0.5 to two metres. The undefined zones are a complex mix of silica breccia, stockwork, and some banded silica veins and are steeply dipping. All the zones are hosted in highly competent, near flat lying, andesite and basalt flows and pillow lavas.

Presently, and through to December, the drill rig is completing fill-in holes from 600N to 900N to upgrade the mineral resource estimate classification. A second drill will be added to the project in the first quarter 2012 to extend the drilling for approximately 800 metres south of section 450N.

Detailed geological mapping, geological studies, outcrop sampling, and re-sampling of old underground workings are on-going to highlight additional priority targets along the four kilometres of prospective structures. The San Ignacio project is located in the La Luz vein system of the Guanajuato silver-gold district.

Table of Significant Intersections from ESI11-025 through to ESI11-038

				True
Hole ID	From (m)	To (m)	Width (m)	Width (m)	Au g/t	Ag g/t	Zone	Section
ESI11-025	69.36	70.25	0.89	0.87	9.37	139	Nombre de Dios	650N

ESI11-026	116.90	122.10	5.20	3.69	1.81	213	Intermediate	550N

ESI11-027	137.85	139.35	1.50	0.75	5.53	122	Intermediate	550N
ESI11-027	212.90	215.85	2.95	1.47	1.20	54	Melladito	550N

ESI11-028	122.20	122.75	0.55	0.19	16.90	1110	undefined	550N
ESI11-028	160.85	161.55	0.70	0.24	1.98	111	Intermediate	550N

ESI11-029	70.42	71.50	1.08	1.05	3.90	99	Nombre de Dios	550N

ESI11-030	80.75	81.47	0.72	0.59	0.73	117	Nombre de Dios	550N

ESI11-031	106.55	107.20	0.65	0.57	5.18	463	undefined	450N
ESI11-031	116.75	127.40	10.65	9.27	2.61	119	Intermediate	450N

ESI11-032	52.10	57.65	5.55	3.55	5.28	476	undefined	450N
ESI11-032	73.25	73.77	0.52	0.33	5.76	286	undefined	450N
ESI11-032	171.20	173.60	2.40	1.54	1.50	187	Intermediate	450N

ESI11-033	58.45	61.70	3.25	1.85	0.40	231	undefined	450N
ESI11-033	65.20	67.30	2.10	1.20	0.63	287	undefined	450N
ESI11-033	184.80	188.10	3.30	1.88	1.27	64	Intermediate	450N

ESI11-034	102.10	102.60	0.50	0.49	5.58	17	Nombre de Dios	450N

ESI11-035	55.90	56.40	0.50	0.36	2.79	90	undefined	500N
ESI11-035	106.95	109.30	2.35	1.67	5.76	20	Intermediate	500N

ESI11-036	118.56	119.20	0.64	0.32	8.87	168	undefined	500N
ESI11-036	122.80	125.69	2.89	1.45	3.17	36	undefined	500N
ESI11-036	153.25	157.75	4.50	2.25	3.15	171	Intermediate	500N

ESI11-037	48.70	51.50	2.80	1.18	0.26	144	undefined	500N
ESI11-037	105.87	106.85	0.98	0.41	3.95	164	undefined	500N
ESI11-037	181.26	195.04	13.78	5.79	2.16	76	Intermediate	500N

ESI11-038	185.70	186.28	0.58	0.55	1.91	282	N. de Dios FW1	500N

Robert F. Brown, P. Eng. and Vice President of Exploration for the Company is the Qualified Person for the Guanajuato Mine and San Ignacio project, under the meaning of NI 43-101, and has overseen all of the aforementioned work. A full QA/QC program is being followed including the regular insertion of splits, blanks, and standards into the core sampling sequence. Analysis of the drill core samples is being conducted at the Guanajuato Mine on-site laboratory, independently operated by SGS.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.